SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Footstar, Inc.
                                (Name of Issuer)

                                (Amendment No. 1)

                                  Common Stock
                         (Title of Class of Securities)

                                    344912100
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                       222 N. Sepulveda Blvd., Suite 1322
                          El Segundo, California 90245
                                 (310) 662-1900
                    ------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 15, 2004
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  646,909

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  646,909

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  646,909

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  646,909

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  646,909

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  646,909

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  646,909

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  646,909

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  646,909

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.2%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D Amendment is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D Amendment relates to the common stock, no par value per share, of Footstar, Inc., a Delaware corporation (the "Issuer" or "Company") as of January 15, 2004. Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting Persons and to which this Schedule 13D Amendment relates, and the other Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock. By this Schedule 13D Amendment, the Reporting Persons hereby amend the Schedule 13D originally filed on January 8, 2004 (the "Original Schedule 13D Filing"). Except as set forth herein, the Original
Schedule 13D Filing is unmodified.

ITEM 1.  Security and Issuer

     The Original Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 1 Crosfield Avenue, West Nyack, NY 10994.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:


SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,649,140

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities. The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Mr. Chapman has spoken with management of the Company regarding Chapman Capital's desire for the Company to consider certain business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions").

     On January 11, 2004, Chapman Capital received an unsolicited telephone message from Mr. William S. Fagan, representing Fagan Capital, Inc. Mr. Fagan claimed in his telephone message that his investment company, potentially along with affiliates, had acquired 4.9% of the Issuer's outstanding shares at approximately the same time as the Reporting Persons had purchased Issuer shares as reported in the Original Schedule 13D. Mr. Fagan further represented in his telephone message that he desired to communicate with Chapman Capital regarding the Issuer and its shares. Later that day, Mr. Chapman returned Mr. Fagan's telephone call. However, Mr. Fagan admitted to having conducted only cursory research regarding the Issuer, and admitted that he had not communicated with the Issuer's Chief Executive Officer, Chief Financial Officer, or any other member of the Issuer's management, vendor or store base. After Mr. Fagan appeared to Mr. Chapman to be far more inquisitive than informative in matters regarding the Issuer, and conveyed that he did not intend to file a Schedule 13D in order to further his investment firm's purported goals, Mr. Chapman terminated the telephone conversation.

     On January 12, 2004, Mr. Chapman attempted to re-engage in discussions with the Issuer's Chief Financial Officer, Mr. Stephen R. Wilson, regarding Chapman Capital's view that it would be in the Issuer's interest to release un-audited financial statements rather than waiting for the Issuer's auditor, KPMG, to complete its final confirmation of such data. After Mr. Chapman's telephone message went unreturned, Mr. Chapman initiated discussions with the Issuer's General Counsel and Corporate Secretary, Ms. Maureen Richards, to whom the Issuer had instructed its employees direct all outside inquiries. Mr. Chapman conveyed to Ms. Richards his concerns, as detailed above. Mr. Chapman emphasized that Chapman Capital desired an outcome that accrued to the benefit of all Issuer constituents, including employees, vendors, creditors and shareholders. Ms. Richards refused to comment regarding the Issuer's fundamental business trends, or any other subject regarding the Issuer. Mr. Chapman reminded Ms. Richards that both Issuer director Kenneth Olshan and the Issuer's company memo assigned to her the responsibility to communicate with shareholders, and by refusing any comment she unnecessarily risked the propagation of fear and panic amongst the Issuer's shareholder base. Mr. Chapman concluded the conversation by asking Ms. Richards if she desired that an ad hoc equity committee be formed and represented by legal counsel, with whom she could communicate and negotiate on behalf of the Issuer. Ms. Richards refused to respond to this final question, and the telephone conversation was terminated soon thereafter.

     Between January 8 and January 13, 2004, Chapman Capital received numerous unsolicited telephone calls from purported existing and past shareholders of the Issuer. With near uniformity, these shareholders commented that their telephone calls to the Issuer's management and Board went unreturned. Moreover, the Issuer seemed to have given conflicting indications of timing of the Issuer's 4Q2003 sales data being disclosed to the public, with an apparent trend toward deferring such dissemination to sequentially later dates. Chapman Capital became particularly alarmed when an Issuer conference call reportedly having been scheduled for January 15, 2004 at 8:30 a.m. EST was neither held nor apparently rescheduled.

     On January 14, 2004, Mr. Chapman received a return telephone call from the president of an investment firm that controls the largest percentage of the Issuer's Common Stock, according to reported filings. This firm's representative stated that its investment in the Issuer was a passive one (i.e., shareholder activism was not expected to be employed). Mr. Chapman conveyed to the firm's president that Chapman Capital was disinclined to remain the only institutional owner engaged in activist efforts toward the Issuer, particularly given the potential complexity of any restructuring of the Issuer's assets and capital structure.

     The Reporting Persons have reduced their investment in the Common Stock of Company primarily due to a) the absence of any material communication from the Issuer, its Board of Directors, or financial advisor CS First Boston since the filing of the Original Schedule 13D, despite the Reporting Persons' request therefore; b) the nonexistence of the aforementioned January 15, 2004 Issuer conference call and its not being rescheduled; and c) the apparent unwillingness of other institutional shareholders of the Issuer to engage in non-passive activities, independent of the Reporting Persons. Though the Reporting Persons continue to recognize shareholder value significantly in excess of the Common Stock's market prices, Chapman Capital determined it prudent to reduce Chap-Cap's interest in the Issuer below the 5% reporting threshold in order to extricate the Reporting Persons from reporting requirements during the period of the Issuer's immediate restructuring.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 646,909 shares of Common Stock constituting 3.2% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                         Amount of Shares  Approximate Price per Shares
Date       Security       Bought/(Sold)     (inclusive of commissions)
01/12/2004 Common Shares   (107,000)                 $5.04
01/14/2004 Common Shares    275,400                  $4.48
01/14/2004 Common Shares   (390,400)                 $4.44
01/15/2004 Common Shares   (561,700)                 $4.41

     The above transactions were effected by the Reporting Persons over-the counter via the National Quotation Bureau Pink Sheet listings.

     Except as set forth above or in the Original Schedule 13D, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e) As of January 15, 2004, the Reporting Persons ceased to beneficially own an aggregate of 5% of the Issuer's Common Stock.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of January 8, 2004, by and among the members of the Reporting Persons (previously filed with the Original
Schedule 13D Filing).

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Neele E. Stearns, Jr., CEO and Audit Committee Chairman of the Company, and Chairman of the Board, dated January 8, 2004 (previously filed with the Original Schedule 13D Filing).

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 15, 2004          CHAP-CAP PARTNERS, L.P.
                                 By: Chapman Capital L.L.C.,
                                     as General Partner

                                 By: /s/ Robert L. Chapman, Jr.
                                     -----------------------------
                                     Name:  Robert L. Chapman, Jr.
                                     Title: Managing Member


Dated: January 15, 2004          CHAPMAN CAPITAL L.L.C.


                                 By: /s/ Robert L. Chapman, Jr.
                                     -----------------------------
                                     Name:  Robert L. Chapman, Jr.
                                     Title: Managing Member



Dated: January 15, 2004
                                 /s/ Robert L. Chapman, Jr.
                                 --------------------------
                                 Robert L. Chapman, Jr.